UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Registrant’s name)

Room 901, 9th Floor, Investment Bank Building,

115 Fuhua 1st Road, Futian District,

Shenzhen, Guangdong Province, China 518000

(Address of principal executive offices)

Shufang Zeng, President

Tel: (86) 18126438481

Email: hheg@hh-edu.net

Room 901, 9th Floor, Investment Bank Building

115 Fuhua 1st Road, Futian District

Shenzhen, Guangdong Province, China 518000

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On October 31, 2024, Huahui Education Group Limited (the “Company” or “Registrant”), through its wholly-owned subsidiary, Huahui Group Stock Limited (“HGSL”), entered into a strategic cooperation agreement (the “Agreement”) with Chaoshan Vocational and Technical College (“Chaoshan College,” together with HGSL, the “Parties”), a vocational and technical college founded in August 1999. Chaoshan College is an ordinary institution of higher learning.

Pursuant to the Agreement, the Parties agreed to jointly establish a school (“Training School”) for the training in a distributed operating system (“Operating System”) for all device forms and all scenarios at Chaoshan College and further establish a Huahui class (“Huahui Class”) and a center for innovation (“Innovation Center”) within the Training School. HGSL will provide the Huahui Class with a series of courses, practical training, internships, and employment guidance. The Huahui Class will participate in certain development projects related to the Operating System, and the Innovation Center will apply for certain government support. Chaoshan College will purchase HGSL’s educational equipment as well as HGSL’s services as needed. The Agreement has a term of five years.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huahui Education Group Limited

Date: November 6, 2024	By:	/s/ Shufang Zeng
	Name:	Shufang Zeng
	Title:	Chief Executive Officer and President